UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Elamex, S.A. de C.V.

(Name of Issuer)

CLASS I COMMON STOCK

(Title of Class of Securities)

P36209107

                                (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. P36209107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GE Asset Management Incorporated I.R.S. #06-1238874

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None 6. Shared Voting Power None 7. Sole Dispositive Power None 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA, CO

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CUSIP NO. P36209107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power None 6. Shared Voting Power Disclaimed (see 9 below) 7. Sole Dispositive Power None 8. Shared Dispositive Power Disclaimed (see 9 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ Disclaimed (see 9 above)

11.	Percent of Class Represented by Amount in Row (9) Not Applicable (see 9 above)

12.	Type of Reporting Person (See Instructions) CO

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INTRODUCTORY NOTE:    This Amendment No. 1 amends the Statement on Schedule 13G filed on behalf of General Electric Company, a New York corporation (“GE”), and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”) on February 14, 2002 (as emended, the “Schedule 13G”). GEAM is a registered investment adviser. GEAM does not own any shares of Class I Common Stock of Elamex, S.A. de C.V. (the “Issuer”). GEAM expressly disclaims that it is a member of a “group.” GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

The Items from the Schedule 13G are hereby amended to read as follows:

Item 4    Ownership

			GEAM	GE

(a)	Amount beneficially owned		None	Disclaimed

(b)	Percent of class		0.0%	Disclaimed

(c)	No. of shares to which person has

	(i)	sole power to vote or direct the vote	None	Disclaimed

	(ii)	shared power to vote or direct the vote	None	None

	(iii)	sole power to dispose or to direct disposition	None	Disclaimed

	(iv)	share power to dispose or to direct disposition	None	None

Item 5    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers Title: Vice President

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Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class I Common Stock of Elamex, S.A. de C.V. is being filed on behalf of each of the undersigned.

Dated:  February 14, 2003

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers Title: Vice President

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